Exhibit 99.2

ReTo Eco-Solutions Reports First Half of 2020 Financial Results

BEIJING, DECEMBER 22, 2020 – ReTo Eco-Solutions, Inc. (NASDAQ: RETO) (“ReTo” or the “Company”), a provider of technology solutions for the improvement of ecological environments, today announced its financial results for the six months ended June 30, 2020. ReTo is a manufacturer and distributor of eco-friendly construction materials as well as equipment used for the production of eco-friendly construction materials. ReTo also engages in consultation, design, project implementation, and construction of urban ecological projects, including those for the purpose of capturing, controlling, and reusing rainwater, commonly called “sponge cities.”

Mr. Hengfang Li, Chairman and Chief Executive Officer of ReTo, commented, “As was the case for most companies, COVID-19 had a significant negative impact on our business throughout 2020. Unfortunately, projects we were anticipating to contribute to revenue never materialized due to forced closures. As a result of COVID-19 related business and government closures, logistic complications, delays and higher costs, and the cancellation or delay in the delivery of products and services to customers, our financial results for the first six months of 2020 were negative when compared to the first six months of 2019.”

Net revenue for the six months ended June 30, 2020 was $3.14 million compared to $14.13 million for the same period of last year. The decrease was primarily due to the materially adverse impact of COVID-19 on the economy, ReTo’s operations, its customers, and its supply chain. Revenue from machinery and equipment, construction materials, and municipal construction projects accounted for 43.6%, 52.0%, and 4.4%, respectively, of total revenue for the six months ended June 30, 2020, compared to 48.0%, 51.5%, and 0.5%, respectively, for the same period of last year.

Cost of revenue was $2.88 million for the six months ended June 30, 2020 compared to $10.70 million for the same period of last year, which reflected the decrease in revenue over the same period. Gross profit was $0.26 million for the six months ended June 30, 2020 compared to $3.44 million for the same period of last year. Gross margin was 8.2% for the six months ended June 30, 2020 compared to 24.3% for the same period of last year. Net loss attributable to ReTo was $3.7 million, or $0.16 per basic and diluted share, as compared to a net loss of $3.0 million, or $0.13 per basic and diluted share in the year-ago period. The six-month period ended June 30, 2020 included a $2.19 million one-time gain from the disposal of a subsidiary.

As of June 30, 2020, the Company had balance of cash and cash equivalents of approximately $0.2 million, with an accounts receivable balance of approximately $6.7 million, of which approximately $1.3 million was subsequently collected after June 30, 2020, with the remaining balance expected to be substantially collected before June 30, 2021. The Company is working to improve its liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings, borrowing from related parties, and potential equity financings, but it cannot guarantee the timing or a positive outcome leading to a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months based on its unaudited condensed consolidated financial statements.

Mr. Hengfang Li continued, “We believe we have solid long-term business fundamentals based on the growing demand for eco-friendly solutions. Our focus is on reducing operating expenses and overhead wherever possible as we align our cost structure with the current business level. We have seen an improvement in the operating environment in the second half of 2020 and expect a continued improvement in 2021. We are excited about our long-term fundamentals and believe we will emerge from 2020 in a stronger position as we are now offering customers additional features and customized configurations on our machinery and equipment products. We will continue to devote our efforts to manufacturing equipment used for production of eco-friendly construction materials.

In addition, with more stringent environmental regulations being enforced in China, many companies have to replace older equipment with more environmentally friendly equipment. We believe our products can provide an ideal solution for these companies and will work to capitalize on this potential growth opportunity. In line with our development strategy, we have started several ecological restoration projects in cooperation with local governments and state-owned companies. We believe these projects will contribute our business growth in 2021.”

Recent Developments

On July 13, 2020, ReTo transferred its 55% equity interests in Yunnan Litu Technology Development Co., Ltd. (“Yunnan Litu”) to third parties for a nominal price given the inactivity of Yunnan Litu’s business operations since its inception and ReTo’s ongoing focus on its own organic business growth.

On September 7, 2020, Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) entered into a share transfer agreement with the original shareholder of Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”) for the acquisition of 41.67% of the equity interests in Shexian Ruibo for a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.7 million (RMB 18.5 million) and non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million). Beijing REIT made the cash payment of $2.7 million (RMB 18.5 million) on October 20, 2020 and the six patents had been transferred to Shexian Ruibo prior to September 15, 2020.

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO), through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company offers a full range of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment, and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design, and installation for the improvement of ecological environments, such as ecological soil restoration through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding: 1) the ability of additional features and customized configurations on its machinery and equipment products to attract new customers; 2) the ability of the growth of its business to resume in the near future; and 3) the further spread of COVID-19 or the occurrence of another wave of cases and the impact it may have on the Company’s operations are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the construction industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Phone: +1-914-337-8801

RETO@globalirpartners.com

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
ASSETS	(Unaudited)
Current Assets:
Cash and cash equivalents	$202,078	$897,281
Restricted cash	83,005	84,237
Accounts receivable, net – third parties	6,590,699	11,252,002
Accounts receivable, net – related party	96,661	469,474
Advances to suppliers, net – third parties	3,793,935	2,449,629
Advances to suppliers, net – related parties	3,043,191	-
Inventories, net	2,704,139	888,203
Prepayments and other current assets	2,951,906	435,273
Prepayment for construction of properties	3,608,250	3,661,800
Current assets held for sale associated with discontinued operation of Gu’an REIT	-	5,326,348
Total Current Assets	23,073,864	25,464,247

Property, plant, and equipment, net	35,910,908	37,457,643
Intangible assets, net	5,982,569	6,145,179
Long-term investment in equity investee	-	28,720
Right-of-use assets	603,535	505,630
Non-current assets held for sale associated with discontinued operation of Gu’an REIT	-	1,193,825
Total Assets	$65,570,876	$70,795,244

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans	$6,042,188	$8,309,098
Long term bank loans - current portion	2,369,643	1,436,000
Advances from customers	4,510,113	3,087,315
Deferred revenue	460,661	471,375
Accounts payable	1,645,417	1,151,570
Accounts payable - related party	416,534	1,485,049
Accrued and other liabilities	4,165,919	2,487,616
Taxes payable	1,824,407	1,806,777
Due to related parties	2,887,208	405,222
Operating lease liabilities, current	305,452	177,903
Advance payment from the buyer associated with discontinued operation of Gu’an REIT	-	1,392,920
Current liabilities held for sale associated with discontinued operation of Gu’an REIT	-	3,004,924
Total Current Liabilities	24,672,542	25,215,769

Long-term bank loans	6,226,000	7,323,600
Operating lease liabilities – noncurrent	278,301	301,012
Total Liabilities	31,131,843	32,840,381

Commitments and Contingencies

Shareholders’ Equity:
Common shares, $0.001 par value, 200,000,000 shares authorized, 24,135,000 shares and 23,160,000 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	24,135	23,160
Additional paid-in capital	43,709,127	42,725,852
Statutory reserve	2,067,439	2,632,797
Accumulated deficit	(8,893,351)	(5,718,368)
Accumulated other comprehensive loss	(3,937,379)	(3,527,438)
Total RETO Eco-Solutions, Inc. Shareholders’ Equity	32,969,971	36,136,003

Non-controlling interest	1,469,062	1,818,860
Total Equity	34,439,033	37,954,863

Total Liabilities and Equity	$65,570,876	$70,795,244

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the Six Months Ended June 30,
	2020	2019

Revenue	$3,142,102	$14,125,892
Cost of revenue – third-party customers	2,884,298	10,689,311
Gross Profit	257,804	3,436,581

Operating Expenses:
Selling expenses	474,901	631,664
General and administrative expenses	1,788,625	1,709,377
Bad debt expenses	2,792,800	2,686,782
Research and development expenses	180,339	234,741
Total Operating Expenses	5,236,665	5,262,564

Loss from Operations	(4,978,861)	(1,825,983)

Other Income (expenses):
Interest expense	(876,660)	(632,830)
Interest income	2,715	1,722
Other income (expenses), net	(111,729)	126,765
Total Other expenses, net	(985,674)	(504,343)

Loss before provision for income taxes	(5,964,535)	(2,330,326)
Provision for income taxes	131,615	171,922
Net loss from continuing operations	(6,096,150)	(2,502,248)
Net loss from discontinued operations	-	(900,097)
Gain from disposal of Gu’an REIT	2,192,801	-
Net Loss	(3,903,349)	(3,402,345)

Less: net loss attributable to non-controlling interest	(163,008)	(391,899)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(3,740,341)	$(3,010,446)

Net Loss	$(3,903,349)	$(3,402,345)
Other comprehensive (loss) income:
Foreign currency translation adjustment:	(596,731)	115,298
Comprehensive Loss	(4,500,080)	(3,287,047)
Less: comprehensive loss attributable to noncontrolling interest	(349,798)	(509,567)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(4,150,282)	$(2,777,480)

Loss per share
Basic and diluted	$(0.16)	$(0.13)

Weighted average number of shares
Basic and diluted	23,622,148	22,760,000

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

			Additional		Retained Earnings	Accumulated Other	Non-
	Common Shares		paid-in	Statutory	(Accumulated	Comprehensive	controlling	Total
	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Interest	Equity

Balance at December 31, 2018	22,760,000	$22,760	$42,278,252	$2,632,797	$9,084,246	$(3,105,185)	$2,267,985	$53,180,855
Net loss	-	-	-	-	(3,010,446)	-	(391,899)	(3,402,345)
Foreign currency translation adjustment	-	-	-	-	-	232,966	(117,668)	115,298
Balance at June 30, 2019	22,760,000	$22,760	$42,278,252	$2,632,797	$6,073,800	$(2,872,219)	$1,758,418	$49,893,808

Balance at December 31, 2019	23,160,000	$23,160	$42,725,852	$2,632,797	$(5,718,368)	$(3,527,438)	$1,818,860	$37,954,863
Net loss	-	-	-	-	(3,740,341)	-	(163,008)	(3,903,349)
Change in statutory reserve related to disposal of Gu’an REIT	-	-	-	(565,358)	565,358	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(409,941)	(186,790)	(596,731)
Issuance of common shares on January 1, 2020	685,000	685	650,065	-	-	-	-	650,750
Issuance of common shares on February 3, 2020	290,000	290	333,210	-	-	-	-	333,500
Balance at June 30, 2020	24,135,000	$24,135	$43,709,127	$2,067,439	$(8,893,351)	$(3,937,379)	$1,469,062	$34,439,033

RETO ECO-SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,903,349)	$(3,402,345)
Less: net loss from discontinued operations	-	(900,097)
Net loss from continuing operations	(3,903,349)	(2,502,248)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss from disposal of property and equipment	10,458	-
Depreciation and amortization	1,127,480	826,670
Amortization of stock-based compensation for services	456,063	-
Change in bad debt allowances	2,792,800	2,687,156
Gain from disposal of Gu’an REIT	(2,192,801)	-
Amortization of operating lease right-of-use assets	116,120	109,975
Changes in operating assets:
Accounts receivable	2,125,800	(4,987,255)
Accounts receivable - related party	220,998	-
Advances to suppliers	(1,628,556)	(9,003)
Advances to suppliers - related parties	(3,069,487)	-
Inventories	(1,837,972)	(2,063,087)
Prepayments and other current assets	(479,015)	(32,915)
Billings in excess of costs and estimated earnings	-	(91,735)
Changes in operating liabilities:	-	-
Advances from customers	1,475,209	1,577,496
Deferred revenue	(3,839)	-
Accounts payable	513,213	1,607,792
Accounts payable - related party	(1,051,977)
Accrued and other liabilities	1,718,195	174,185
Taxes payable	44,270	168,613
Operating lease liabilities	(143,306)	(103,462)
Net cash used in operating activities from continuing operations	(3,709,696)	(2,637,818)
Net cash provided by operating activities from discontinuing operations	-	3,134,281
Net cash provided by (used in) operating activities	(3,709,696)	496,463

CASH FLOWS FROM INVESTING ACTIVITIES

Addition of property, equipment and construction in progress	(91,946)	(508,236)
Proceeds from disposal of long-term investment	28,440	-
Proceeds from disposal of Gu’an REIT	2,768,703	-
Term deposits	-	(141,096)
Net cash provided by (used in) investing activities from continuing operations	2,705,197	(649,332)
Net cash used in investing activities from discontinued operations	-	-
Net cash provided by (used in) investing activities	2,705,197	(649,332)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	5,801,760	6,619,731
Proceeds from long-term bank loans	-	737,069
Repayment of short-term bank loans	(7,957,772)	(6,633,621)
Repayment of long-term bank loans	(36,035)	(147,414)
Proceeds from related party loans	3,677,761	202,329
Repayment to related party loans	(1,180,383)	-
Net cash provided by financing activities from continuing operations	305,331	778,094
Net cash used in financing activities from discontinuing operations	-	(324,280)
Net cash provided by financing activities	305,331	453,814

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	2,733	(32,181)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(696,435)	268,764

CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	981,518	1,563,166

CASH AND RESTRICTED CASH, END OF PERIOD	$285,083	$1,831,930
Less: cash and cash equivalents, restricted cash from discontinued operation, end of period	-	(8,448)
Cash and and cash equivalents, restricted cash from continuing operations, end of period	$285,083	$1,823,482

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$202,078	$1,652,050
Restricted cash	83,005	171,432
Total cash and restricted cash	$285,083	$1,823,482

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$572,201	$711,255
Income tax paid	$-	$75,387

Non-Cash Investing Activities
Right-of-use Assets obtained in exchange for operating lease obligations	$221,940	$731,517